02040732

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002 6/13/2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Documents Included as Part of this Report

<u>No.</u>	<u>Document</u>
1.	Press Release dated June 11, 2002.

Document 1

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

For Immediate Release

Canadian Business Tech100 Ranks DataMirror Third Overall

Prestigious Tech100 Ranking Recognizes DataMirror's Solid Sales Growth and Performance

TORONTO, CANADA – (June 11, 2002) – DataMirror (Nasdaq: DMCX; TSX: DMC), the leading provider of enterprise application integration and resiliency solutions, announced today that the Company placed third overall in the 2002 *Canadian Business* Tech100, the definitive ranking of Canada's hottest tech companies. DataMirror's overall third place ranking is based on revenue growth, profit, profitability growth and market cap growth.

"As our Tech100 ranking attests, DataMirror is a great high-tech success story," said Nigel Stokes, CEO, DataMirror. "In a year of considerable turmoil in the market, DataMirror extended the scope of its solution offerings through two strategic acquisitions and added over 170 new customers including Verizon Wireless, First American Bank, the French Navy and NBC. Our core LiveBusiness™ solutions continue to resonate in the market. Employees, decision makers, partners and customers are no longer content to wait. They want real-time access to information like pricing updates, order status, inventory and business metrics and they want it now. Security is also top-of-mind and this is driving the adoption of our LiveAudit™ and LiveResiliency™ solutions. Going forward, DataMirror's business continues to be strong and resilient with positive cash flow and an impressive balance sheet with almost $39.4 million in cash and cash equivalents."

The fifth annual Tech100 ranks Canada's top publicly-funded tech companies. To view the rankings and for more information on Canada's top technology companies, please visit http://www.canadianbusiness.com.

About DataMirror
DataMirror (Nasdaq: **DMCX**; TSX: **DMC**) delivers LiveBusiness™ software solutions that let customers integrate data in real-time across their enterprises. DataMirror's comprehensive product family unlocks *the experience of now*™ by providing the instant data access, integration and availability customers demand today across all computers in their business.

Over 1,600 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley
Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 905-415-0310 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 905-415-0310 ext. 274
Fax: 905-415-5196

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2002

DATAMIRROR CORPORATION

Peter Cauley
Chief Financial Officer